Intuit Inc.
2700 Coast Ave.
Mountain View, CA 94043
March 9, 2010
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          cc: Melissa Kindelan — Staff Accountant

Re:	Intuit Inc.
Form 10-K for Fiscal Year Ended July 31, 2009
Filed September 15, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 4, 2009

SEC File No. 0-21180
Dear Ms. Collins:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated February 24, 2010 relating to the above referenced filings of Intuit Inc.
We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for Fiscal Year Ended July 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, Purchased Intangible Assets and Other Long-Lived Assets — Impairment Assessments, page 36

Comment:
1.	We note your response to prior comment 1. To the extent you conclude that the estimated fair value substantially exceeds the carrying value for all your reporting units despite the fact that fair value exceeds carrying value by a narrow margin, then confirm that you will also expand your disclosures in future filings to explain the factors that lead you to that conclusion and how you determined that such a margin does not represent a known uncertainty.
Response:
In response to the Staff’s comment, we confirm that in our future annual filings we will expand our disclosure to explain the factors that lead us to conclude that the estimated fair value substantially exceeds the carrying value for all of our reporting units if the fair value exceeds carrying value by a narrow margin. Furthermore we will disclose in future annual filings whether this narrow margin represents a known uncertainty.
Note 4. Goodwill and Purchased Intangible Assets
Purchased Intangible Assets, page 75
Comment:
2.	We note your response to prior comment 2 where you indicate that there are no undelivered elements in your third party license agreement. Please explain further how you determined that the right to future use of technology covered by patents “not yet in existence or not yet owned by the licensor” would be considered a delivered element. Also, tell us whether the covenants not to sue relate to the rights to the future technology not yet in existence and if so, explain further how you determined that this element should also be considered a delivered item. In addition, tell us why you refer to your amortization period as a range of over 5 to 10 years. In this regard, tell us whether the amortization period differs for each element and if so, explain why. Also, tell us how you determined such periods.
Response:
In response to the Staff’s comments regarding how we determined that the right to future use of technology covered by patents not yet in existence and covenants not to sue related to technology not yet in existence could be considered delivered elements, we provide the following supplemental information. In our response to the Staff dated February 4, 2010, we discussed why we believed all the following elements had been delivered to us— rights to patents covering currently available and identified technology, rights to patents covering latter acquired technology and rights to the relief from potential future litigation. All these rights were conveyed to Intuit at the time of the overall agreement. We do, however acknowledge the staff’s view that because the latter acquired technology had not yet been acquired and because we had not received the full benefit of the relief from litigation over a period of time, these elements may also be considered undelivered elements. If we were to consider these elements to be undelivered, we believe the arrangement could be considered a subscription in which we have received the rights to patents covering currently available technology under a license agreement as well as the right to receive coverage under patents associated with all technology to be acquired or developed in the future and the associated covenant not to be sued over the period of the agreement. In a subscription arrangement, the fees paid would be amortized pro rata over the term of the arrangement. We believe that accounting for this transaction as a subscription arrangement would not result in a materially different financial statement result than the method we applied to allocate the fees to the various elements, including past use, as described in our response to the staff dated February 4, 2010.
In response to the Staff’s comments regarding the amortization periods for the elements of this arrangement, we provide the following supplemental information. We are currently amortizing the various elements of the agreement over their estimated economic lives of five to ten years. These lives are the same lives used to compute the fair value of the various elements using the relief from royalty approach. As stated above, the amortization periods using this methodology are not materially different than a pro rata subscription method.
* * * * * * *
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (650) 944-3891. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller

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